Exhibit 99.2

February 21, 2013

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorité des marchés financiers

RE:	Algonquin Power & Utilities Corp.

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

Date of meeting:	April 23, 2013

Record date for notice:	March 6, 2013

Record date for voting:	March 6, 2013

Beneficial ownership determination date:	March 6, 2013

Securities entitled to notice:	Common

Securities entitled to vote:	Common

Issuer mailing directly to non objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered holders:	No

Issuer using notice-and-access for non-registered holders:	No

Notice-and-access stratification criteria:	No

Yours very truly,

Judy Power
Associate Manager, Trust Central Services

cc:	CDS & Co. (Via Fax)

sg\NM_AlgonquinPower

c/o Canadian Stock Transfer Company Inc.
CIBC MELLON TRUST COMPANY	P.O. Box 4202, Postal Station A, Toronto, ON M5W 0E4
Tel 416-682-3800 www.canstockta.com

CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trademarks